November 4, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Galera Therapeutics, Inc.

Registration Statement on Form S-1 (as amended) (SEC File No. 333-234184)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Galera Therapeutics, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on November 6, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,864 copies of the Preliminary Prospectus dated October 28, 2019 through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BOFA SECURITIES, INC.

CITIGROUP GLOBAL MARKETS INC.

CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the several underwriters

[SIGNATURE PAGES FOLLOW]

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Authorized Signatory

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jennifer Sheng
Name: Jennifer Sheng
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John Hoffman
Name: John Hoffman
Title: Managing Director

As representatives of the several underwriters.

cc: Ilir Mujalovic, Partner, Shearman & Sterling LLP

[Signature Page to Acceleration Request Letter]